TRUST FOR PROFESSIONAL MANAGERS

AMENDED AND RESTATED
OPERATING EXPENSE LIMITATION AGREEMENT

with

SCHOONER INVESTMENT GROUP, LLC

THIS AMENDED AND RESTATED OPERATING EXPENSE LIMITATION AGREEMENT (the “Agreement”) is effective as of the 28th day of April, 2011, by and between Trust for Professional Managers, (the “Trust”), on behalf of each series of the Trust as listed in Schedule A attached hereto, as may be amended from time to time (each a “Fund” and together the “Funds”), and Schooner Investment Group, LLC, the investment adviser to the Funds (the “Adviser”).

WITNESSETH:

WHEREAS, the Trust, on behalf of the Schooner Fund, and the Adviser have previously entered into an Operating Expense Limitation Agreement dated August 18, 2008, as amended and restated September 28, 2010; and

WHEREAS, the Trust and the Adviser desire to amend the Operating Expense Limitation Agreement dated August 18, 2008, as amended and restated September 28, 2010 to add an additional series of the Trust; and

WHEREAS, the Adviser renders advice and services to the Funds pursuant to the terms and provisions of an Amended and Restated Investment Advisory Agreement between the Trust and the Adviser dated as of the 28th day of April, 2011, (the “Investment Advisory Agreement”); and

WHEREAS, each Fund, and each of its respective classes, if any, is responsible for, and has assumed the obligation for, payment of certain expenses pursuant to the Investment Advisory Agreement that have not been assumed by the Adviser; and

WHEREAS, the Adviser desires to limit each Fund’s Operating Expenses (as that term is defined in Paragraph 2 of this Agreement) pursuant to the terms and provisions of this Agreement, and the Trust (on behalf of the Funds) desires to allow the Adviser to implement those limits;

NOW THEREFORE, in consideration of the covenants and the mutual promises hereinafter set forth, the parties, intending to be legally bound hereby, mutually agree as follows:

1. LIMIT ON OPERATING EXPENSES. The Adviser hereby agrees to limit each Fund’s current Operating Expenses to an annual rate, expressed as a percentage of the Fund’s average annual net assets to the amount listed in Schedule A hereto(the “Annual Limit”). In the event that the current Operating Expenses of a Fund, as accrued each month, exceed its Annual Limit, the Adviser will pay to the Fund, on a monthly basis, the excess expense within 30 days of being notified that an excess expense payment is due.

2. DEFINITION. For purposes of this Agreement, the term “Operating Expenses” with respect to the Funds, is defined to include all expenses necessary or appropriate for the operation of the Funds and each of their classes, if any, including the Adviser’s investment advisory or management fee detailed in the Investment Advisory Agreement, any Rule 12b-1 fees and other expenses described in the Investment Advisory Agreement, but does not include any front-end or contingent deferred loads, taxes, leverage, interest, brokerage commissions, expenses incurred in connection with any merger or reorganization, dividends or interest expenses on short positions, or extraordinary expenses such as litigation.

3. REIMBURSEMENT OF FEES AND EXPENSES. The Adviser retains its right to receive reimbursement of any excess expense payments paid by it pursuant to this Agreement under the same terms and conditions as it is permitted to receive reimbursement of reductions of its investment management fee under the Investment Advisory Agreement.

4. TERM. This Agreement shall become effective on the date specified above and shall remain in effect indefinitely, unless sooner terminated as provided in Paragraph 5 of this Agreement.

5. TERMINATION. This Agreement may be terminated at any time, and without payment of any penalty, by the Board of Trustees of the Trust, on behalf of the Funds, upon sixty (60) days’ written notice to the Adviser. This Agreement may not be terminated by the Adviser without the consent of the Board of Trustees of the Trust, which consent will not be unreasonably withheld. This Agreement will automatically terminate if the Investment Advisory Agreement is terminated, with such termination effective upon the effective date of the Investment Advisory Agreement’s termination.

6. ASSIGNMENT. This Agreement and all rights and obligations hereunder may not be assigned without the written consent of the other party.

7. SEVERABILITY. If any provision of this Agreement shall be held or made invalid by a court decision, statute or rule, or shall be otherwise rendered invalid, the remainder of this Agreement shall not be affected thereby.

8. GOVERNING LAW. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware without giving effect to the conflict of laws principles thereof; provided that nothing herein shall be construed to preempt, or to be inconsistent with, any federal law, regulation or rule, including the Investment Company Act of 1940, as amended, and the Investment Advisers Act of 1940, and any rules and regulations promulgated thereunder.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and attested by their duly authorized officers, all on the day and year first above written.

TRUST FOR PROFESSIONAL MANAGERS                                                                                     SCHOONER INVESTMENT GROUP, LLC
on behalf of its series listed on Schedule A

By:         /s/ Joseph C. Neuberger                                                                                                            By:        /s/ Gregory R. Levinson
Name:   Joseph C. Neuberger                                                                                                                   Name:   Gregory R. Levinson
Title:     President                                                                                                                                       Title:     Managing Member

Schedule A

SCHEDULE A

Series and Class of Trust for Professional Managers	Operating Expense Limitation as a Percentage of Average Daily Net Assets
Schooner Fund	2.00%
Schooner Global Absolute Return Fund	1.95%